Exhibit 99.1

TowerJazz Presents Strong Revenue and Margins Growth in
Second Quarter 2012 Financial Results:

Revenues of $168.6 million, up 21% Year-over-Year
with an EBITDA of $52 million

Recorded $76 Million of Higher Revenues for the First Half of 2012, a
29% Growth, as Compared to the First Half of 2011

MIGDAL HAEMEK, Israel – August 9, 2012 – TowerJazz, the global specialty foundry leader, today announced financial results for the second quarter ended June 30, 2012.

Second Quarter 2012 Highlights
•	Revenues of $168.6 million, up 21 percent year-over-year compared with $139.7 million;

•	Revenues for the first half of 2012 are $76 million higher, or 29% as compared to the first half of 2011;

•	EBITDA of $52 million, $11 million up or 28 percent quarter over quarter and 42% up year-over-year excluding the onetime acquisition gain last year;

•	Non-GAAP gross and operating margins at 40% and 31% respectively as compared to 36% and 26% in the second quarter of 2011, respectively;

•	Non-GAAP net profit of $45 million and net margin of 27% as compared to $28 million and 20% net margin in the second quarter of 2011;

•	End of quarter cash balance of $171 million as compared to $101 million as of December 31, 2011 and $158 million as of March 31, 2012;

•
In accordance with its acquisition plan, executed a cost reduction plan to increase efficiency of the Japanese facility, including a reduction in force, and additional cost reduction measures, enabling it to improve its margins by greater than $30 million on an annual basis;

•	Net cash from operating activities of $33 million, or $42 million excluding one-time reorganization payments of $9 million.

CEO Perspective
“We are pleased with our results demonstrating strong first half year-over-year revenue growth coupled with much better margins in the second quarter of 2012”, said Russell Ellwanger, Chief Executive Officer."In this quarter we finished our one year plan post acquisition of the Nishiwaki facility. The first year realized an outperformance of board committed and trailing-twelve-month financial metrics through consolidations and synergies and the planned headcount reduction which should enable an approximate 10 point increase in the gross margins produced in this factory as compared to the previous operating expense baseline. We are seeing some fluctuations in the market with several of our largest customers down in their revenue and their revenue guidance quarter-over-quarter; whilst we remain very confident in our strategic direction and tactical activities. This confidence is demonstrated by another quarter of extremely high products and new mask sets introduction into our fabs, which activities have a one to three years peak revenue horizon from the point of fab introduction.”

Ellwanger concluded: “Considering the actions that drove the improved margins as demonstrated in the second quarter and the fact that third quarter and forward looking mix are higher margin products, we expect the third quarter to follow the second quarter margin trend.”

Second quarter 2012 results summary
Second quarter 2012 revenue reached $168.6 million, a 21 percent growth over second quarter 2011 revenue of $139.7 million, and slightly better than revenues of $168.0 in the prior quarter.

During the second quarter of 2012, in accordance with its acquisition plan and the Japanese notification laws, the Company executed a cost reduction plan to increase its efficiency of its Japanese facility, including reduction in force of 280 employees from its Japanese employee base, enabling improved margins by greater than $30 million on an annual basis. One-time payments in regards to this cost reduction plan are presented under cash flow from operating activities, amount to be $9 million for each of the second and third quarters of 2012. One-time expenses of $6 million were included in the statement of operations for the second quarter of 2012 under a separate line named “reorganization costs”. No additional expenses are expected to be accrued in future periods following the execution of said plan.

On a non-GAAP basis, as described and reconciled below, the second quarter 2012 gross profit was $68 million, representing a 40 percent gross margin. This is a 34 percent increase over the gross profit of $51 million, achieved in the second quarter of 2011 and 16 percent increase over gross profit of $59 million in the prior quarter.

Operating profit on a non-GAAP basis in the second quarter of 2012 was $53 million, or operating margin of 31 percent, an increase of 44 percent over operating profit of $37 million, or operating margin of 26 percent, as achieved in the second quarter of 2011. This was also an increase of 31 percent over operating profit of $40 million, or operating margin of 24 percent, in the prior quarter.

On a GAAP basis, comparing to the second quarter of 2011, revenues are up $29 million and the  GAAP  net loss in the second quarter of 2012 was $9 million, or $0.44 loss per share, as compared to $2 million net profit, or an $8 million improvement excluding the one time acquisition gain in the second quarter of 2011. GAAP net loss was also improved as compared to the net loss of $19 million, or $0.91 per share in the prior quarter.

On a non-GAAP basis, net profit in the second quarter of 2012 was $45 million or $2.08 per share, representing a 27 percent net margin. This is significantly higher than the $28 million or $1.42 per share, representing a 20 percent net margin in the second quarter of 2011 and a 35% increase in net margin compared with $33 million, or $1.56 per share, as reported in the prior quarter.

EBITDA for the second quarter of 2012 was $52 million, a 42 percent increase as compared to $36 million in the second quarter of 2011, excluding the acquisition related and reorganization costs and the one-time acquisition gain.

The Company’s cash and short-term deposits balance as of June 30, 2012 was $171 million as compared to $101 million as of December 31, 2011 and as compared to $158 million as of March 31, 2012.

Financial Guidance
TowerJazz forecasts revenues of $152 to $162 million in the third quarter of 2012, resulting in year-to-date 2012 revenues of $489 to $499 million, reflecting 12% to 14% revenue increase as compared to $436 million revenue recorded in the nine months ended September 30, 2011.

Conference Call and Web Cast Announcement
TowerJazz will host a conference call to discuss second quarter 2012 results today, August 9 2012, at 10:00 a.m. Eastern Time (EDT) / 5:00 p.m. Israel time.

To participate, please call: 1-888-407-2553 (U.S. toll-free number) or +972-3-918-0610 (international) and mention ID code: TOWER-JAZZ. Callers in Israel are invited to call locally by dialing 03-918-0610. The conference call will also be Web cast live at www.earnings.com and at www.towerjazz.com and will be available thereafter on both websites for replay for a period of 90 days, starting a few hours following the call.

As previously announced, beginning with the fourth quarter of 2007, the Company has been presenting its financial statements in accordance with U.S. GAAP.

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude (1) depreciation and amortization, (2) compensation expenses in respect of options granted to directors, officers and employees, (3) acquisition related and reorganization costs and one time gain from acquisition, (4) financing expenses, net other than interest accrued, such that non-GAAP financial expenses, net include only interest accrued during the reported period, whether paid or payable and (5) income tax expense, such that non-GAAP income tax expense include only taxes paid during the reported period. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures.

As applied in this release, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of loss, according to U.S. GAAP, excluding acquisition related and reorganization costs and one time gain from acquisition, interest and financing expenses (net), tax, depreciation and amortization and stock based compensation expenses. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies.

EBITDA and the non-GAAP financial information presented herein should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, per share data or other income or cash flow statement data prepared in accordance with GAAP and is not necessarily consistent with the non-GAAP data presented in previous filings.

About TowerJazz
Tower Semiconductor  Ltd. (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry leader, its fully owned U.S. subsidiary Jazz Semiconductor and its fully owned Japanese subsidiary TowerJazz Japan, LTD, operate collectively under the brand name TowerJazz, manufacturing integrated circuits  with geometries ranging  from  1.0  to  0.13-micron. TowerJazz provides industry leading design enablement tools to allow complex designs to be achieved quickly and more accurately and offers a broad range of customizable process technologies including SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as MEMS capabilities. To provide world-class customer service, TowerJazz maintains two manufacturing facilities in Israel, one in the U.S., and one in Japan with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Forward Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) maintaining existing customers and attracting additional customers, (ii) cancellation of orders, (iii) failure to receive orders currently expected, (iv) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (v) material amount of debt and other liabilities and having sufficient funds to satisfy our debt obligations and other liabilities on a timely basis, (vi) operating our facilities at high utilization rates which is critical in order to defray the high level of fixed costs associated with operating a foundry and reduce our losses, (vii) our ability to satisfy the covenants stipulated in our agreements with our lenders, banks and bond holders, (viii) our ability to capitalize on potential increases in demand for foundry services, (ix) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received approximately $200 million in grants over the last ten years , (x) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xi) the purchase of equipment to increase capacity, the completion of the equipment installation, technology transfer and raising the funds therefor, (xii) the concentration of our business in the semiconductor industry, (xiii) product returns, (xiv) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xv) competing effectively, (xvi) achieving acceptable device yields, product performance and delivery times, (xvii) possible production or yield problems in our wafer fabrication facilities, (xviii) our ability to manufacture products on a timely basis, (xix) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxi) our ability to fulfill our obligations and meet performance milestones under our agreements, including successful execution of our agreement with an Asian entity signed in 2009, (xxiii) retention of key employees and retention and recruitment of skilled qualified personnel, (xxiv) exposure to inflation, currency exchange and interest rate fluctuations and risks associated with doing business internationally and in Israel, (xxv) fluctuations in the market price of our traded securities may adversely affect our reported GAAP non-cash financing expenses, (xxvi) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities, may dilute the shareholdings of current and future shareholders, (xxvii) successfully achieving the anticipated benefits from the acquisition of TowerJazz’s Japan fab in Nishiwaki, including technology transfer from our other sites to Nishiwaki and engaging new customers to utilize Nishiwaki fab at levels that will cover all its cost and (xxviii) business interruption due to fire, the security situation in Israel and other events beyond our control..

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4, S-8 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

Contacts
TowerJazz Investor Relations Noit Levi, +972 4 604 7066 noitle@towersemi.com	CCG Investor Relations Ehud Helft / Kenny Green, (646) 201 9246 towersemi@ccgisrael.com

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	June 30,	March 31,	December 31,
	2012	2012	2011
	(Unaudited)	(Unaudited)
A S S E T S

CURRENT ASSETS
Cash and short-term deposits	$170,661	$158,226	$101,149
Trade accounts receivable	91,928	87,892	75,350
Other receivables	6,783	4,385	5,000
Inventories	64,294	62,450	69,024
Other current assets	14,716	16,575	15,567
Total current assets	348,382	329,528	266,090

LONG-TERM INVESTMENTS	12,555	12,895	12,644

PROPERTY AND EQUIPMENT, NET	472,592	477,463	498,683

INTANGIBLE ASSETS, NET	52,620	53,850	58,737

GOODWILL	7,000	7,000	7,000

OTHER ASSETS, NET	14,715	16,532	14,067

TOTAL ASSETS	$907,864	$897,268	$857,221

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short term debt	$41,619	$42,031	$48,255
Trade accounts payable	96,743	94,997	111,620
Deferred revenue	4,835	5,745	5,731
Other current liabilities	66,608	62,053	64,654
Total current liabilities	209,805	204,826	230,260

LONG-TERM DEBT	402,234	385,107	301,610

LONG-TERM CUSTOMERS' ADVANCES	7,447	7,813	7,941

EMPLOYEE RELATED LIABILITES	87,149	97,198	97,927

DEFERRED TAX LIABILITY	25,782	19,375	20,428

OTHER LONG-TERM LIABILITIES	23,721	25,882	24,352

Total liabilities	756,138	740,201	682,518

SHAREHOLDERS' EQUITY	151,726	157,067	174,703

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$907,864	$897,268	$857,221

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except share data and per share data)

	Three months ended
	June 30,	March 31,	June 30,
	2012	2012	2011
	GAAP	GAAP	GAAP

REVENUES	$168,637	$168,013	$139,707

COST OF REVENUES	140,299	145,265	119,333

GROSS PROFIT	28,338	22,748	20,374

OPERATING COSTS AND EXPENSES

Research and development	7,582	8,000	5,457
Marketing, general and administrative	9,695	12,500	10,948
Acquisition related and reorganization costs	5,789	--	1,493

	23,066	20,500	17,898

OPERATING PROFIT	5,272	2,248	2,476

FINANCING EXPENSE, NET	(8,709)	(18,529)	(10,499)

GAIN FROM ACQUISITON	--	--	19,467

OTHER EXPENSE, NET	(1,019)	--	(319)

PROFIT (LOSS) BEFORE INCOME TAX	(4,456)	(16,281)	11,125

INCOME TAX EXPENSE	(4,948)	(3,036)	(9,382)

NET PROFIT (LOSS) FOR THE PERIOD	$(9,404)	$(19,317)	$1,743

BASIC EARNINGS (LOSS) PER ORDINARY SHARE (*)

basic earnings (loss) per ordinary share	$(0.44)	$(0.91)	$0.09

Weighted average number of ordinary
shares outstanding - in thousands	21,473	21,240	19,730

(*) Shares amounts reflect the one-to-fifteen reverse stock split effected on August 5, 2012.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except share data and per share data)

	Three months ended		Three months ended				Three months ended
	June 30,		June 30,				June 30,
	2012	2011	2012		2011		2012	2011
	non-GAAP		Adjustments (see a, b, c, d, e, f, g below)				GAAP

REVENUES	$168,637	$139,707	$--		$--		$168,637	$139,707

COST OF REVENUES	100,679	89,059	39,620	(a)	30,274	(a)	140,299	119,333

GROSS PROFIT	67,958	50,648	(39,620)		(30,274)		28,338	20,374

OPERATING COSTS AND EXPENSES

Research and development	6,966	4,993	616	(b)	464	(b)	7,582	5,457
Marketing, general and administrative	8,246	9,022	1,449	(c)	1,926	(c)	9,695	10,948
Acquisition related and reorganization costs	--	--	5,789	(d)	1,493	(d)	5,789	1,493

	15,212	14,015	7,854		3,883		23,066	17,898

OPERATING PROFIT	52,746	36,633	(47,474)		(34,157)		5,272	2,476

FINANCING EXPENSE, NET	(6,925)	(7,459)	(1,784	)(e)	(3,040	)(e)	(8,709)	(10,499)

GAIN FROM ACQUISITON	--	--	--		19,467(d)		--	19,467

OTHER EXPENSE, NET	(1,019)	(319)	--		--		(1,019)	(319)

PROFIT (LOSS) BEFORE INCOME TAX	44,802	28,855	(49,258)		(17,730)		(4,456)	11,125

INCOME TAX EXPENSE	(35)	(809)	(4,913	)(f)	(8,573	)(f)	(4,948)	(9,382)

NET PROFIT (LOSS) FOR THE PERIOD	$44,767	$28,046	$(54,171)		$(26,303)		$(9,404)	$1,743

BASIC EARNINGS PER ORDINARY SHARE (*)	$2.08	$1.42

NON-GAAP GROSS MARGINS	40%	36%

NON-GAAP OPERATING MARGINS	31%	26%

NON-GAAP NET MARGINS	27%	20%

(a)
Includes depreciation and amortization expenses in the amounts of $39,360 and $29,946 and stock based compensation expenses in the amounts of $260 and $328 for the three months ended June 30, 2012 and 2011, respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $419 and $203 and stock based compensation expenses in the amounts of $197 and $261 for the three months ended June 30, 2012 and 2011, respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $304 and $350 and stock based compensation expenses in the amounts of $1,145 and $1,576 for the three months ended June 30, 2012 and 2011, respectively.

(d)	Includes acquisition costs, reorganization costs and gain from acquisition.
(e)	Non-GAAP financing expense, net includes only interest on an accrual basis.
(f)	Non-GAAP income tax expenses include taxes paid during the period.
(g)
Fully diluted earnings per shares according to non-GAAP results would be $0.91 and $0.59 for the three months ended June 30, 2012 and June 30, 2011, respectively, and the weighted average number of shares outstanding would be 49,162 thousands and 47,701 thousands for these periods.

(*) Share amounts reflect the one-to-fifteen reverse stock split effected on August 5, 2012.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except share data and per share data)

	Three months ended		Three months ended				Three months ended
	June 30,	March 31,	June 30,		March 31,		June 30,	March 31,
	2012	2012	2012		2012		2012	2012
	non-GAAP		Adjustments (see a, b, c, d, e, f, g below)				GAAP

REVENUES	$168,637	$168,013	$--		$--		$168,637	$168,013

COST OF REVENUES	100,679	109,259	39,620	(a)	36,006	(a)	140,299	145,265

GROSS PROFIT	67,958	58,754	(39,620)		(36,006)		28,338	22,748

OPERATING COSTS AND EXPENSES

Research and development	6,966	7,392	616	(b)	608	(b)	7,582	8,000
Marketing, general and administrative	8,246	11,095	1,449	(c)	1,405	(c)	9,695	12,500
Reorganization costs	--	--	5,789	(d)	--		5,789	--

	15,212	18,487	7,854		2,013		23,066	20,500

OPERATING PROFIT	52,746	40,267	(47,474)		(38,019)		5,272	2,248

FINANCING EXPENSE, NET	(6,925)	(8,163)	(1,784	)(e)	(10,366	)(e)	(8,709)	(18,529)

OTHER EXPENSE, NET	(1,019)	--	--		--		(1,019)	--

PROFIT (LOSS) BEFORE INCOME TAX	44,802	32,104	(49,258)		(48,385)		(4,456)	(16,281)

INCOME TAX EXPENSE	(35)	1,120	(4,913	)(f)	(4,156	)(f)	(4,948)	(3,036)

NET PROFIT (LOSS) FOR THE PERIOD	$44,767	$33,224	$(54,171)		$(52,541)		$(9,404)	$(19,317)

BASIC EARNINGS PER ORDINARY SHARE (*)	$2.08	$1.56

NON-GAAP GROSS MARGINS	40%	35%

NON-GAAP OPERATING MARGINS	31%	24%

NON-GAAP NET MARGINS	27%	20%

(a)
Includes depreciation and amortization expenses in the amounts of $39,360 and $35,747 and stock based compensation expenses in the amounts of $260 and $259 for the three months ended June 30, 2012 and March 31, 2012, respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $419 and $395 and stock based compensation expenses in the amounts of $197 and $213 for the three months ended June 30, 2012 and March 31, 2012, respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $304 and $321 and stock based compensation expenses in the amounts of $1,145 and $1,084 for the three months ended June 30, 2012 and March 31, 2012, respectively.

(d)	Includes reorganization costs.
(e)	Non-GAAP financing expense, net includes only interest on an accrual basis.
(f)	Non-GAAP income tax expenses include taxes paid during the period.
(g)
Fully diluted earnings per shares according to non-GAAP results would be $0.91 and $0.68 for the three months ended June 30, 2012 and March 31, 2012, respectively, and the weighted average number of shares outstanding would be 49,162 thousands and 48,787 thousands for these periods.

(*) Share amounts reflect the one-to-fifteen reverse stock split effected on August 5, 2012.